EXHIBIT 12.1

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Earnings from operations	$128,805	$185,594	$277,941	$133,043	$241,807	$166,549	$107,617
Add:
Interest Expense	115,856	116,790	152,958	163,629	172,191	170,746	77,650

Earnings as Adjusted	$244,661	$302,384	$430,899	$296,672	$413,998	$337,295	$185,267

Fixed Charges:
Interest Expense	$115,856	$116,790	$152,958	$163,629	$172,191	$170,746	$77,650
Capitalized Interest	28,821	20,889	30,534	24,276	18,549	15,980	19,173

Total Fixed Charges	$144,677	$137,679	$183,492	$187,905	$190,740	$186,726	$96,823

Ratio of Earnings, as Adjusted to Fixed Charges	1.7	2.2	2.3	1.6	2.2	1.8	1.9